

December 12, 2022

Raymond Lopez
EVP, Chief Operating Officer, Chief Financial Officer and Treasurer
Bluegreen Vacations Holding Corporation
4960 Conference Way North, Suite 100
Boca Raton, FL 33431

      Re: Bluegreen Vacations Holding Corp
          Form 10-K for the year ended December 31, 2021
          Filed March 4, 2022
          Form 10-Q for the quarterly period ended September 30, 2022
          Filed November 3, 2022
          File No. 001-09071

Dear Raymond Lopez:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

1.   We note your updated disclosures within Use of Estimates on page 10 and your Cautionary Note Regarding Forward-Looking Statements on page 29 which highlight some potential risks related to the adverse impact of economic conditions including, among other things, impacts from rising interest rates. Please revise your discussion to specifically describe how increased interest rates impact your results of operations, including:
   - Expected changes to your product mix, including specific challenges or opportunities a rising interest rate environment presents in the near-term to certain segments or product lines, and the impact ongoing supply chain challenges or disruptions may

        have on your ability to make these changes;
- Expected decreases in sales volumes given consumer's increased cost of financing;
- Changes to your pricing strategy in the near-term, including how you consider customer sensitivity to price increases;
- Adjustments to your planned capital expenditures;
- Expected impacts to your short-term funding costs; and
- The impact on liquidity resulting from your variable-rate debt outstanding.

2. We note your disclosure throughout your filing about rising interest rates and inflation. Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the rising interest rates and inflation. Trends or uncertainties may include the impact of interest rates and inflation on cost of sales, gross profit, and inventory as well as decrease in demand for VOIs, and increase in default and delinquency rates.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction